Exhibit 4.13.6
WAIVER AGREEMENT
Dated as of March 15, 2006
among
CALPINE CONSTRUCTION FINANCE COMPANY, L.P.
CCFC FINANCE CORP.
THE GUARANTORS NAMED HEREIN
and
WILMINGTON TRUST FSB,
as Trustee
Relating to the Indenture
Dated as of August 14, 2003
and
Amended as of September 18, 2003, January 14, 2004 and March 5, 2004

          WAIVER AGREEMENT UNDER INDENTURE, dated as of March 15, 2006 (the “Waiver Agreement”), among Calpine Construction Finance Company, L.P., a Delaware limited partnership (the “Company”), CCFC Finance Corp., a Delaware corporation (“Finance Corp.”), the Guarantors and Wilmington Trust FSB, as trustee (the “Trustee”).
          WHEREAS, the Company, Finance Corp., the Guarantors and the Trustee have executed that certain Indenture, dated as of August 14, 2003, as supplemented by that certain Supplemental Indenture, dated as of September 18, 2003, and as further supplemented by that certain Second Supplemental Indenture, dated as of January 14, 2004, and as further supplemented by that certain Third Supplemental Indenture, dated as of March 5, 2004 (as supplemented, the “Indenture”), in connection with the co-issuance by the Company and Finance Corp. of certain Second Priority Senior Secured Floating Rate Notes due 2011 (the “Notes”);
          WHEREAS, on December 20, 2005, Calpine Corporation (“Calpine”) and certain of its controlled subsidiaries, including, among others, Calpine Operating Services Company, Inc. and Calpine Energy Services, L.P. (“CES”), filed a voluntary proceeding for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “Proceeding”);
          WHEREAS, as permitted under the Indenture, the Company used net proceeds of approximately $212.0 million to prepay for gas under the Index Based Gas Sale and Power Purchase Agreement dated as of August 14, 2003, as amended (the “PPA”);
          WHEREAS, ordinarily under the PPA, the cost of gas consumed by the Company’s facilities is offset against the cost of power generated by the facilities, with CES paying the Company only the net amount due; however due to the prepayment, CES was obligated for a period of time to pay full cost for the power under the PPA, without offset;
          WHEREAS, certain defaults, including CES payment defaults relating to periods prior to December 20, 2005, have occurred under the PPA, which is a Major Project Document, as the result of the filing of the Proceeding, and such defaults, in turn, constitute Defaults which have become Events of Default (the “Proceeding-Related Defaults”);
          WHEREAS, CES failed to pay to the Company under the PPA approximately $24.4 million due on January 25, 2006 (the “January PPA Payment”) and approximately $61.8 million due on February 27, 2006 (the “February PPA Payment”), both of which relate to periods following the filing of the Proceeding;
          WHEREAS, the failure by CES to timely make each of the January PPA Payment and the February PPA Payment constitutes a Default, and such Defaults have not as of the date hereof become Events of Default (the “PPA Payment Defaults,” and together with the Proceeding-Related Defaults, the “Specified Defaults”);
          WHEREAS, pursuant to a consent solicitation commenced as of February 22, 2006 and amended and restated as of March 10, 2006 (the “Solicitation”), the Company and Finance Corp. have requested that the Holders consent to a waiver of the Specified Defaults (the “Waiver”), which will also have the effect of permitting the Company to distribute Excess Cash

Flow to the direct and indirect holders of its Equity Interests in accordance with Section 4.07 of the Indenture;
          WHEREAS, pursuant to Section 6.04 and 9.02 of the Indenture, the Holders of at least a majority in aggregate principal amount of the Notes have consented to the Waiver; and
          WHEREAS, the Company and Finance Corp. have directed the Trustee to execute and deliver this Waiver Agreement in accordance with the terms of the Indenture.
          NOW THEREFORE, for and in consideration of the premises and mutual covenants herein contained, the Company, Finance Corp., the Guarantors and the Trustee agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1 Definition of Terms.
          Unless the context otherwise requires, capitalized terms used herein that are not otherwise defined herein shall have the meaning assigned to such terms in the Indenture.
ARTICLE II
WAIVER OF SPECIFIED DEFAULTS
          Section 2.1 Waiver.
          (a) Upon the satisfaction of the conditions set forth in Section 2.4 of this Waiver Agreement, the Holders, pursuant to Section 6.04 of the Indenture, hereby waive application of Section 6.01(11) of the Indenture solely to the extent applicable to any Specified Default, such Waiver being effective on the first date that all of the conditions set forth in Section 2.4 of this Waiver Agreement shall have been satisfied (the “Waiver Effective Date”). (b) Except for the Waiver expressly set forth above in subsection (a), the Holders reserve each and every right and remedy they may have under the Indenture and under applicable law with respect to any Default or Event of Default.
          Section 2.2 Distributions. The Holders, the Company, Finance Corp. and the Guarantors acknowledge (a) that within two Business Days of the Waiver Effective Date (i) an amount not to exceed $16.0 million may be distributed out of Excess Cash Flow on account of the Company’s Equity Interests (to enable CCFC Preferred Holdings, LLC, the indirect parent of the Company, to pay a semi-annual dividend to the holders of its redeemable preferred shares) in accordance with Section 4.07 of the Indenture, and (ii) notwithstanding the Company’s right under Section 4.07 of the Indenture (after giving effect to this Waiver Agreement) to distribute additional Excess Cash Flow on account of the Company’s Equity Interests, in addition to the amount referred to in (i) above, the Company shall not so distribute more than $2.0 million in the aggregate in Excess Cash Flow on such date and such distributed amount shall be primarily for the purpose of reimbursement of legal expenses incurred by the holders of the Company’s Equity Interests and otherwise for administrative fees related to the issuance of the redeemable preferred shares of CCFC Preferred Holdings, LLC, (b) that prior to August 26, 2006, the Company shall not make any distribution, dividend or other payment to or on account of the Company’s Equity Interests and (c) that in the event that, by August 26, 2006, the PPA shall not have been assumed pursuant to Section 365 of the Bankruptcy Code (as defined below) in the Proceeding, or amended or replaced in accordance with the terms of the Indenture, including, without limitation, with the consent of Holders of at least a majority in aggregate principal amount of the Notes, then notwithstanding the Company’s right, if any, under Section 4.07 of the Indenture to distribute Excess Cash Flow on account of the Company’s Equity Interests on such date, the Company shall not so distribute Excess Cash Flow in an amount exceeding the lesser of (x) the sum of (i) the amount sufficient to enable CCFC Preferred Holdings, LLC to pay the semi-annual dividend to the holders of its redeemable preferred shares due on such date, and (ii) up to $2.5 million for the purpose of paying expenses of CCFC Preferred Holdings, LLC, and (y) an amount that would result in the Company retaining at least $25.0 million in cash or cash equivalents on hand immediately following such distribution.
          Section 2.3 Agreement to File Proof of Claim and Motion for Administrative Expense. Following the Waiver Effective Date, the Company shall timely file a proof of claim against CES in the Proceeding for the amounts owed to the Company by CES under the PPA. To the extent that any amounts remain due and owing by CES under the PPA for post-petition goods or services, the Company shall file in the Proceeding a motion seeking allowance of such amounts as administrative expenses under 11 U.S.C. §503(b) or shall obtain the entry of a Stipulation and Agreed Order providing for the allowance of such amounts as administrative expenses under 11 U.S.C. §503(b).
          Section 2.4 Conditions. The effectiveness of Section 2.1(a) of this Waiver Agreement is subject to the satisfaction of the following conditions precedent:
          (a) Holders of at least a majority in aggregate principal amount of the Notes shall have consented to this Waiver, and the Company, Finance Corp., and the Guarantors named as signatories hereto and the Trustee shall have executed and delivered their respective counterparts of this Waiver Agreement;
          (b) the Company shall have paid current principal and interest (at the rate set forth in Section 1 of the Notes) required under the Notes on the February 27, 2006 payment date prior to the payment of any other amounts due on such payment date, including amounts due pursuant to Section 2.2 of this Waiver Agreement; provided, that the Company shall be permitted to make, concurrently with the payments of current principal and interest on the Notes, payments of current principal and interest on the Term Loans under the Term Loan Agreement;
          (c) the Company shall have paid to the Trustee, in cash or other immediately available funds, reimbursement of all outstanding fees and expenses of the Trustee owing under Section 7.07 of the Indenture as well as all other fees owing to the Trustee arising under this Waiver Agreement, the Indenture or any other agreement; and
          (d) a waiver agreement (in form and substance reasonably acceptable to the Trustee) with the Lenders under (and as defined in) the Term Loan Agreement shall have been negotiated and shall become effective concurrently with this Waiver Agreement, provided, that any conditions to effectiveness or consideration made available to such Lenders for such agreement shall be made available to the Holders as conditions to effectiveness of, or as consideration for, this Waiver Agreement;
          (e) the amendment to the Indenture set forth in the Fourth Supplemental Indenture, dated concurrently herewith, among the Company, Finance Corp., the Guarantors and the Trustee attached as Exhibit I hereto shall become effective concurrently with this Agreement;
          (f) an amendment of the Credit Agreement in the form attached as Exhibit II hereto shall become effective concurrently with this Agreement;
          (g) the Company shall have paid the Consent Payment to each Consenting Holder (as such terms are defined in the Solicitation); and
          (h) the conditions specified in the Indenture which are applicable to this Waiver Agreement shall have been satisfied.
          Section 2.5 Commencement of a Case under the Bankruptcy Code; Adequate Protection. The Company, Finance Corp. and the Guarantors admit, acknowledge, agree and affirm that in the event a case is commenced by or against any of the Company, Finance Corp. or the Guarantors pursuant to the Bankruptcy Code, sufficient adequate protection rights for the Trustee and the Holders in respect of their claims arising from the Obligations under the Indenture (the “Second Lien Obligations”) shall consist of rights that are, in the reasonable opinion of the Trustee, not less favorable than (i) replacement liens on the current and future property of the Borrower and the Guarantors to the same extent, scope and priority as existed before the filing of a case under the Bankruptcy Code, (ii) priority status under section 507(b) of the Bankruptcy Code junior only to the rights of the holders of Priority Lien Obligations and to the carve out for professional fees and United States trustee fees, (iii) accrual of post-petition interest on all Second Lien Obligations at the Applicable Note Eurodollar Rate set forth in Section (1) of the Notes (or such higher rate as is sufficient to adequately protect the claims of the Trustee and the Holders),which interest shall accrue and be capitalized monthly as additional principal due and owing under the Indenture, and (iv) the monthly and other payment of the fees and expenses of the Trustee including all fees and expenses of attorneys and financial advisors and including, without limitation, all fees and expenses provided for in this Agreement and in Section 7.07 of the Indenture, provided, that in the event that any other holder of a claim is provided adequate protection rights on terms more favorable than those described in this Section 5, such terms shall be made available to the Trustee and the Holders.
          Section 2.6 Representations and Warranties. The Company, Finance Corp. and each Guarantor hereby represents and warrants to the Trustee that (a) this Waiver Agreement has been duly authorized, executed and delivered by the Company , Finance Corp. or Guarantor, as applicable, and constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of generally applicability relating to or affecting creditors’ rights and to general equity principles; (b) the execution and delivery of this Waiver Agreement (i) does not require any consent, approval, authorization or order of, or filing with, any governmental agency or body or any court, except such as have been obtained or made and are in full force and effect as of the date hereof and (ii) will not violate any applicable law or regulation or the charter, by laws or other organizational documents of the Company or Guarantor, as applicable, or any order of any governmental agency or body, or breach or conflict with any material agreement to which the Company, Finance Corp. or Guarantor, as applicable, is a party or by which the Company, Finance Corp. or Guarantor, as applicable, is bound; and (c) except for the Specified Defaults, no Default or Event of Default under the Indenture exists and is continuing.
ARTICLE III
MISCELLANEOUS
          Section 3.1 Interpretation.
          This Waiver Agreement shall become effective on the Waiver Effective Date and shall bind every Holder. After the Waiver Effective Date, the Indenture shall be modified and amended in accordance with this Waiver Agreement, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Waiver Agreement will control. The Indenture, as modified by this Waiver Agreement, is hereby ratified and confirmed in all respects and shall bind every Holder. In case of conflict between the terms and conditions contained in the Notes and those contained in the Indenture, as modified and amended by this Waiver Agreement, the provisions of the Indenture, as modified and amended by this Waiver Agreement, shall control.
          Section 3.2 The Trustee.
          The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Waiver Agreement or for or in respect of the recitals contained herein, all of which are made solely by the Company and Finance Corp.
          Section 3.3 Certain Duties and Responsibilities of the Trustee.
          In entering into this Waiver Agreement, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.
          Section 3.4 Ratification and Release.
          (a) The Company, Finance Corp. and each Guarantor party hereto hereby (i) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, and each grant of security interests and liens in favor or for the benefit of the Trustee or the Holders, as the case may be, under each Note Document, (ii) agrees and acknowledges that the liens in favor or for the benefit of the Trustee and the Holders under each Note Document constitute valid, binding, enforceable and perfected first priority liens and security interests and are not subject to avoidance, disallowance or subordination pursuant to Title 11 of the United States Code (the “Bankruptcy Code”) or applicable non-bankruptcy law (except to the extent they are subject to the rights of the holders of Priority Lien Obligations), (iii) agrees and acknowledges that the Second Lien Obligations constitute legal, valid and binding obligations of each of the Borrowers and Guarantors and that (x) no offsets, defenses or counterclaims to the Second Lien Obligations exist and (y) no portion of the Second Lien Obligations is subject to avoidance, disallowance, reduction or subordination pursuant to Bankruptcy Code or applicable non-bankruptcy law (except to the extent they are subject to the rights of the holders of Priority Lien Obligations), (iv) agrees and acknowledges that such ratification and reaffirmation is not a condition to the continued effectiveness of the Note Documents, and (v) agrees that neither such ratification and reaffirmation, nor the Trustee’s nor any Holders’ solicitation of such ratification and reaffirmation, constitutes a course of dealing giving rise to any obligation or condition requiring a similar or any other ratification or reaffirmation from each party to the Indenture with respect to any subsequent modifications, consent or waiver with respect to the Indenture or other Note Documents. The Indenture and each other Note Document is in all respects hereby ratified and confirmed and, except as set forth in Section 2.1(a) of this Agreement, neither the execution, delivery nor effectiveness of this Agreement shall operate as a waiver of any Default or Event of Default (whether or not known to the Trustee or any Holder) or any right, power or remedy of the Trustee or any Holder of any provision contained in the Indenture or any other Note Document, whether as a result of any Default or Event of Default or otherwise.
          (b) The Company, Finance Corp. and each Guarantor party hereto hereby acknowledges and confirms that (i) it does not have any grounds, and hereby agrees not to challenge (or to allege or to pursue any matter, cause or claim arising under or with respect to), in any case based upon acts or omissions of the Trustee or any of the Holders occurring prior to the date hereof or facts otherwise known to it as of the date hereof, the effectiveness, genuineness, validity, collectibility or enforceability of the Indenture or any of the other Note Documents, the Second Lien Obligations, the Liens securing the Second Lien Obligations, or any of the terms or conditions of any Term Loan Document and (ii) it does not possess (and hereby forever waives, remises, releases, discharges and holds harmless the Holders, the Trustee and their respective affiliates, stockholders, directors, officers, employees, attorneys, agents and representatives and each of their respective heirs, executors, administrators, successors and assigns (collectively, the “Indemnified Parties”) from and against, and agrees not to allege or pursue) any action, cause of action, suit, debt, claim, counterclaim, cross-claim, demand, defense, offset, opposition, or other right of action whatsoever, whether in law, equity or otherwise (which it, all those claiming by, through or under it, or its successors or assigns, have or may have) against the Indemnified Parties, or any of them, by reason of, any matter, cause or thing whatsoever, with respect to events or omissions occurring or arising on or prior to the date hereof and relating to the Indenture or any of the other Note Documents (including, without limitation, with respect to the payment, performance, validity or enforceability of the Second Lien Obligations, the Liens securing the Second Lien Obligations or any or all of the terms or conditions of any Note Document) or any transaction relating thereto.
          Section 3.5 Continuing Effect of the Indenture. Except as expressly set forth herein, this Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Holders, the Trustee, the Company, Finance Corp. or the Guarantors under the Indenture and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Company, Finance Corp. or the Guarantors to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Indenture in similar or different circumstances. This Agreement shall apply and be effective only with respect to the provisions of the Indenture specifically referred to herein. After the Waiver Effective Date, any reference to the Indenture shall mean the Indenture as amended and modified hereby.
          Section 3.6 Counterparts.
          This Waiver Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. The delivery of an executed signature of this Waiver Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.
          Section 3.7 Applicable Law.
          This Waiver Agreement and the right and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of New York.
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          IN WITNESS WHEREOF, the parties hereto have caused this Waiver Agreement to be duly executed as of the day and year first above written.

CALPINE CONSTRUCTION FINANCE COMPANY,
L.P.

By:	/s/ Zamir Rauf
Name: Zamir Rauf
Title: Senior Vice President

CCFC FINANCE CORP.

By:	/s/ Zamir Rauf

Name: Zamir Rauf
Title: Senior Vice President

CALPINE HERMISTON, LLC, as a Guarantor

By:	/s/ Zamir Rauf

Name: Zamir Rauf
Title: Senior Vice President

CPN HERMISTON, LLC, as a Guarantor

By:	/s/ Zamir Rauf

Name: Zamir Rauf
Title: Senior Vice President

HERMISTON POWER PARTNERSHIP, as a Guarantor

By:	Calpine Hermiston, LLC, its General Partner

By:	/s/ Zamir Rauf

Name: Zamir Rauf
Title: Senior Vice President

WILMINGTON TRUST FSB, as Trustee

By:	/s/ Donald G. MacKelcan

Name: Donald G. MacKelcan
Title: Senior Vice President

EXHIBIT I
[Form of Fourth Supplemental Indenture]

EXHIBIT II
[Form of Amendment Under Credit and Guarantee Agreement]